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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: June 19, 2007 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

NEWS RELEASE

FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: RSM

ROYAL STANDARD MINERALS INC. ANNOUNCES A NORMAL COURSE ISSUER BID

Toronto, Ontario June 18, 2007 -- Royal Standard Minerals Inc. (the “Corporation”), announced that on June 18, 2007 it intends to begin a normal course issued bid to repurchase some of its common shares on the TSX Venture Exchange. Under the bid, the Corporation intends to repurchase up to 4 million common shares, representing approximately 5% of the issued and outstanding common shares presently outstanding. Purchases are expected to be made in accordance with applicable regulations over a maximum period of 12 months ending June 18, 2008. The directors of the Corporation believe that the purchase by the Corporation of its own shares at the prevailing market price may, in appropriate circumstances, be a responsible investment of funds on hand, and in the best interests of the Corporation, and any purchases made will be made on that basis. The IDA member firm conducting the bid is M Partners of Toronto, Ontario.

The Corporation is involved in the acquisition, exploration and development of precious metal properties in the State of Nevada in the United States.

This news release contains forward-looking statements that involve a number of risks and uncertainties. Some of the factors that could cause actual results to differ materially from those indicated are, product demand, competitive pressures, business conditions in the marketplace, general economic conditions , market price of shares, and risk factors detailed in the Corporation’s regulatory filings.

For more information, please contact:

Roland Larsen, tel: 775-487-2454, fax: 775-487-2460. Visit our website at www.royalstandardminerals.com

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